                                  SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                                                          FORM 11-K

                       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

 [ X ]   Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2003.

                                            OR

 [   ]   Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the transition period from _____________ to ______________

          Commission File Number 0-16163

          A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Acxiom Corporation
                           Retirement Savings Plan

          B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Acxiom Corporation
                           1 Information Way
                           Little Rock, AR 72202

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN

                                      Financial Statements and Supplemental Schedule

                                                December 31, 2003 and 2002

                          (With Report of Independent Registered Public Accounting Firm Thereon)

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN

                                                     Table of Contents

                                                                                                                   Page

Report of Independent Registered Public Accounting Firm                                                               1

Statements of Net Assets Available for Benefits
     December 31, 2003 and 2002                                                                                       2

Statement of Changes in Net Assets Available for Benefits
     Year ended December 31, 2003                                                                                     3

Notes to Financial Statements                                                                                         4

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     December 31, 2003                                                                                               10

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                                  Report of Independent Registered Public Accounting Firm

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Acxiom Corporation Retirement
Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United
States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Acxiom Corporation Retirement Savings Plan as of December 31, 2003 and 2002, and the
changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This
supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         KPMG LLP

Dallas, Texas
May 28, 2004

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN
                                      Statements of Net Assets Available for Benefits
                                                December 31, 2003 and 2002

                                                                                          2003                  2002
                                                                                   -------------------   -------------------
Assets:
     Investments, at fair value (note 3):
        Acxiom Corporation common stock                                         $       67,060,591            58,768,334
        Other common stock                                                                 191,080                94,518
        Mutual funds                                                                   115,638,864            82,029,999
        Common collective trust fund                                                    15,186,509            15,185,250
        Participant notes receivable                                                     4,134,215             4,098,114
        Cash                                                                                84,208                39,002
                                                                                   -------------------   -------------------
                 Total investments                                                     202,295,467           160,215,217
                                                                                   -------------------   -------------------
                 Net assets available for benefits (note 10)                    $      202,295,467           160,215,217
                                                                                   ===================   ===================
See accompanying notes to financial statements.

                                                                2

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN
                                 Statement of Changes in Net Assets Available for Benefits
                                               Year ended December 31, 2003

Additions to net assets attributed to:
     Investment income:
        Dividends                                                                                      $       2,297,618
        Interest                                                                                                 305,794
        Net appreciation in fair value of investments (note 3)                                                35,992,205
                                                                                                          ------------------
                                                                                                              38,595,617
                                                                                                          ------------------
     Contributions:
        Participants                                                                                          14,041,584
        Employer, net of $1,263,230 of forfeitures                                                             2,177,399
                                                                                                          ------------------
                                                                                                              16,218,983
                                                                                                          ------------------
                 Total additions                                                                              54,814,600
                                                                                                          ------------------
Deductions from net assets attributed to:
     Plan expenses                                                                                                19,519
     Distribution of benefits                                                                                 12,714,831
                                                                                                          ------------------
                 Total deductions                                                                             12,734,350
                                                                                                          ------------------
                 Net increase in net assets available for benefits                                            42,080,250
Net assets available for benefits, beginning of year                                                         160,215,217
                                                                                                          ------------------
Net assets available for benefits, end of year                                                         $     202,295,467
                                                                                                          ==================
See accompanying notes to financial statements.

                                                                3

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN

                                               Notes to Financial Statements

                                                December 31, 2003 and 2002

(1)    Plan Description

       The following description of the Acxiom Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement (the Agreement) for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution Plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries (Acxiom, the Company or the Employer). The Plan is subject to the provisions of the
              Employee Retirement Income Security Act of 1974 (ERISA), as amended.

       (b)    Contributions

              The Plan includes a 401(k) provision whereby each non-highly compensated participant may defer up to 30% of annual compensation not to exceed limits determined under Section 415(c) of the Internal Revenue Code
              (IRC). Deferrals for highly compensated participants are limited to meet nondiscrimination requirements of the IRC and are currently limited to 6% of annual compensation.

              The Plan has historically provided a matching contribution of 50% of deferrals for deferrals up to 6%
              (maximum matching contribution of 3%). During 2003 the Plan was amended to allow the Company to provide discretionary instead of mandatory matching contributions (see note 9). From August 1, 2003 until October
              31, 2003, the discretionary matching contribution was suspended. On November 1, 2003, the discretionary matching contribution was reinstated at the level of 25% for deferrals up to 6% (maximum matching contribution of 1.5%). During the 2004 plan year, March 1, 2004, the discretionary match was increased back to its prior level of 50% of 6%, for a maximum 3.0%.

              Participant contributions to the Plan are invested as directed by participants into various investment options. The Company's matching contributions are made with Acxiom common stock and are recorded based on the fair value of the common stock at the date contributed. During the years ended December 31, 2003 and
              2002 the Company contributed 142,481 and 285,097 shares, respectively, of Acxiom common stock. Immediately upon deposit into the Plan, the match shares are 100% diversifiable, at the election of the Participant, among the other investment options with the Plan.

              Certain fees for attorneys, accountants, and Plan administration have been paid by the Company during the year ended December 31, 2003. The Company may continue to pay these fees in the future, if it so chooses;
              otherwise, fees will be paid out of the trust of the Plan.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's contribution, the Company's matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses.
              Allocations of income/losses are made according to formulas specified in the Agreement based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                                                4                                       (Continued

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN

                                               Notes to Financial Statements

                                                December 31, 2003 and 2002

       (d)    Participant Notes Receivable

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of
              $50,000 or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the date of the loan plus 2%. The interest rates on outstanding participant loans at December 31, 2003 range from 6.0% to 11.5%.

       (e)    Vesting

              Participants are immediately vested in their voluntary contributions and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in
              20% increments beginning after two years of service until participants become fully vested after six years of service. If applicable, nonvested portions of Company contributions are forfeited as of an employee's termination date and are used to reduce future Company matching contributions or to pay Plan expenses.

              At December 31, 2003 and 2002, forfeited nonvested accounts totaled $431,925 and $27,464, respectively.
              These accounts will be used to reduce future Employer contributions. During 2003 $1,572,067 of participants' accounts were forfeited and Employer contributions were reduced by $1,263,230 from forfeited nonvested accounts. During 2003 the forfeiture account balance was also increased by $95,624 on the fair market value of the investments held in the account.

       (f)    Investment Options

              Upon enrollment in the Plan, a participant may direct employee contributions in any of 18 mutual funds and one common collective trust fund currently offered by T. Rowe Price Investment Services, Inc.
              (T. Rowe Price) (see note 4). In addition, participants have the option to open a self-directed brokerage account with T. Rowe Price in order to invest in numerous other stocks, bonds, and mutual funds. Acxiom common stock is also an investment option for employee contributions. For the years ended December 31, 2003 and 2002, employee contributions to the Acxiom common stock fund were $158,601 and $131,606, respectively.

              The Plan's investment in the T. Rowe Price Stable Value Fund (the Fund), a common trust fund, holds substantial investments in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The value of the Fund reflects the value of the underlying contracts, which consist of changes in principal value, reinvested dividends and capital gains distributions, and approximate fair market value. The stated interest rates of the contracts vary and the average yield for the year ended
              December 31, 2003 was 4.74% after expenses.

                                                                5                                          (Continued)

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN

                                               Notes to Financial Statements

                                                December 31, 2003 and 2002

       (g)    Withdrawals and Payment of Benefits

              Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant's Employer contribution account shall not exceed the participant's vested balance therein.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The financial statements of the Plan are prepared under the accrual method of accounting.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the
              United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (c)    Investment Valuation and Income Recognition

              The Plan's investments are stated at fair value, based upon quoted market prices, except for participant notes receivable, which are stated at unpaid principal balance, which approximates fair value. Purchases and sales of securities and related income are recorded on a trade date basis.

              The Plan provides for investment in investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, changes can materially affect the amounts reported in the statements of net assets available for benefits.

       (d)    Payment of Benefits

              Benefits are recorded when paid.

                                                                6                                        (Continued)

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN

                                               Notes to Financial Statements

                                                December 31, 2003 and 2002

(3)    Investments

       The fair value of the individual investments held by the Plan is as follows (investments that represent 5% or more of the Plan's net assets are separately identified):

                                                                     2003                                    2002
                                                        --------------------------------        ------------------------------
                                                          Number of                               Number of
                                                          shares or                               shares or
                                                            units           Fair Value              units         Fair Value
                                                        --------------    --------------        --------------  --------------
Acxiom common stock                                       3,599,602      $  67,060,591            3,821,088    $  58,768,334*
Other common stock                                                             191,080                                94,518
Mutual funds:
**T. Rowe Price Equity Income Fund                          803,035         19,401,323              744,019       14,724,145
**T. Rowe Price Balanced Fund                               932,819         17,173,203              898,489       13,935,565
**T. Rowe Price Growth Stock Fund                           733,103         18,809,597              717,317       13,327,753
**T. Rowe Price Small-Cap Value Fund                        388,226         11,409,965                                     -
**T. Rowe Price Mid-Cap Growth Fund                         359,851         15,437,602              315,679        9,798,677
**Other funds                                                               33,407,174                            30,243,859
                                                                          --------------                        --------------
                                                                           115,638,864                            82,029,999
            Total mutual funds                                            --------------                        --------------

Common collective trust fund:
**T. Rowe Price Stable Value Fund                        15,186,509         15,186,509           15,185,250       15,185,250
Participant notes receivable (6.0%-11.5%)                                    4,134,215                             4,098,114
Cash                                                                            84,208                                39,002
                                                                          --------------                        --------------
            Total investments                                            $ 202,295,467                         $ 160,215,217
                                                                          ==============                        ==============

* The Employer matching portion of this investment is nonparticipant directed for the first half of 2002.
**All T. Rowe Price Funds are a part in interest.  Other Funds consist of various investments including T. Rowe Price Funds in the amount of $32,962,682 for 2003 and $30,104,221 for 2002.

                                                                7                                        (Continued)

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN

                                               Notes to Financial Statements

                                                December 31, 2003 and 2002

       During 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                        Acxiom common stock                             $  12,038,535
                        Other common stock                                    144,776
                        Mutual funds                                       23,808,894
                                                                         ------------
                                                                        $  35,992,205
                                                                         ============

(4)    Plan Administration

       The Plan is administered by the Company. During 2003 and 2002 participant records and assets have been maintained by T. Rowe Price Trust Company as recordkeeper and trustee (see note 6).

(5)    Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(6)    Parties in Interest

       All investment transactions were executed with T. Rowe Price Trust Company, the Plan's trustee and recordkeeper.
       Accordingly, all investment transactions during the respective years were with a party in interest.

(7)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100%
       vested in their accounts, in which event the value of such accounts shall be distributed as provided in the Plan.

(8)    Reconciliation to Form 5500

       Participant directed brokerage accounts are reported in the aggregate on Form 5500 but are classified according to investment type in the statements of net assets available for benefits. As of December 31, 2003 and 2002 participant-directed brokerage accounts included $444,492 and $255,163 of mutual fund investments and $191,080 and
       $94,518 of common stock investments, respectively.

                                                                8                                              (Continued)

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN

                                               Notes to Financial Statements

                                                December 31, 2003 and 2002

(9)    Plan Amendments

       Effective June 30, 2003 the Plan was amended to provide for immediate vesting of the accounts of participants who cease to be employed by the Company due to a divestiture.

       The Plan was amended on July 30, 2003 to permit amendments to be adopted by either the Board of Directors or a committee designated by the Board of Directors.

       Effective August 1, 2003 the Plan was amended to provide for a discretionary Company matching contribution instead of a mandatory company matching contribution.

(10)   Subsequent Events

       The Company entered into an agreement to acquire Computer Graphics of Arizona and several other companies on
       December 31, 1998. Computer Graphics had a 401(k) plan which Acxiom froze after the acquisition. The participants became immediately eligible to participate in the plan.

       On March 31, 2004 the account balances of all current participants in the Computer Graphics of Arizona Retirement
       Plan and Trust (CG 401(k) Plan) were transferred to the Plan. The sum of the participant account balances in each
       Plan equaled the fair market value of the Plan (determined as of the date of the merger). Immediately after the merger, each participant in the merged Plan had an account balance equal to the sum of the account balances he or she had in the Plans immediately prior to the merger. Separate accounts for the affected participants shall be established under the Plan to receive and account for the merged CG 401(k) account. There were no reductions of accrued benefits to participants as a result of the merger.

                                                                9

                                                      ACXIOM CORPORATION
                                                   RETIREMENT SAVINGS PLAN

                                Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                      December 31, 2003
  Identity of issuer, borrower,                                                                                   Current
     lessor, or similar party                    Description                   Shares             Cost             value
-------------------------------------------------------------------------------------------------------------------------------
* Acxiom Corporation                 Common stock                            3,599,602    $   65,912,120         67,060,591

  Participant Directed Investments   Tradelink Investments                                         **               635,572

* T. Rowe Price                      Mutual funds:
                                       PIMCO  Total Return Admin.                9,190    $        **                98,422
                                       American Growth Fund of America          59,508             **             1,460,336
                                       Strong Common Stock Fund                 40,988             **               907,892
                                       BGI Lifepath Income                       6,648             **                73,322
                                       BGI Lifepath 2010                        12,406             **               152,600
                                       BGI Lifepath 2020                        18,182             **               256,911
                                       BGI Lifepath 2030                        25,988             **               367,207
                                       BGI Lifepath 2040                         8,587             **               132,835
                                       International Stock Fund                411,887             **             4,732,581
                                       Growth Stock Fund                       773,103             **            18,809,597
                                       New Horizons Fund                       311,886             **             7,734,780
                                       Small-Cap Value Fund                    388,226             **            11,409,965
                                       Equity Index 500 Fund                   131,200             **             3,929,435
                                       Mid-Cap Growth Fund                     359,851             **            15,437,602
                                       Balanced Fund                           932,819             **            17,173,203
                                       Equity Income Fund                      803,035             **            19,401,323
                                       Spectrum Income Fund                    615,526             **             7,244,736
                                       Spectrum Growth Fund                    396,731             **             5,871,625
                                                                                                             --------------
                                          Total mutual funds                                                    115,194,372

* T. Rowe Price                        Common collective trust fund         15,186,509             **            15,186,509

* Participant notes receivable, loans to participants, interest rates range from 6.0% - 11.5%      **             4,134,215

* T. Rowe Price                        Cash                                                        **                84,208
                                                                                                             --------------
                                          Total investments                                                 $   202,295,467
                                                                                                             ==============
*  Indicates a party in interest.
** Not applicable - cost is excluded as investments are participant directed.

See accompanying report of independent registered public accounting firm.

                                                                10

                                                        SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                       Acxiom Corporation
                                                                       As Sponsor and Administrator of the
                                                                       Acxiom Corporation Retirement Savings Plan

Date:  June 24, 2004                                                   By:      /s/ Jefferson D. Stalnaker
                                                                          -----------------------------------------------
                                                                                Jefferson D. Stalnaker
                                                                                Company Financial Operations Leader

                                                                11

                                                       EXHIBIT INDEX

Exhibit 23.1      Consent of KPMG LLP